# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 April, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__


**ENCLOSURES**:

Sens Announcement dated 18 April 2023: Sasol secures circa USD3 billion five-year term loan and revolving credit facility agreement

**Sasol Limited**
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:          JSE: SOL          NYSE: SSL
Sasol Ordinary ISIN codes:          ZAE000006896          US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
(Sasol, the Company, Equity issuer)

**Sasol Financing Limited**
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

## SASOL SECURES CIRCA USD3 BILLION FIVE-YEAR TERM LOAN AND REVOLVING CREDIT FACILITY AGREEMENT

Sasol has refinanced its existing banking facilities, due to mature in calendar year 2024, into a new banking facility totaling USD2 969 million. The new banking facility comprises of a      USD1 987 million revolving credit facility and a USD982 million term loan facility, both with a five-year maturity, and with two extension options of one year each.

This transaction was launched with a targeted facility size of USD2 500 million, which was subsequently increased to USD2 969 million on the basis of notable oversubscription.

Sasol has mandated Bank of America Europe DAC, Mizuho Bank, Ltd. and MUFG Bank, Ltd. as Joint Global Coordinators for the transaction, which launched in February 2023 to a targeted group of banks. The Joint Global Coordinators each pre-committed to the transaction, and invited banks to commit on one of five ticket levels, with the following titles:
• Bookrunner and Mandated Lead Arranger (BMLA);
• Mandated Lead Arranger (MLA);
• Lead Arranger;
• Arranger; and
• Participant.

Syndication was oversubscribed with 14 banks committing, allowing Sasol to increase the Facility.

Along with the Joint Global Coordinators, there were two other BMLAs: J.P. Morgan Securities Plc and SMBC Bank International Plc.  Bank of China Limited, Johannesburg Branch, Citibank, N.A., Johannesburg Branch, Intesa Sanpaolo Bank Luxembourg SA, Standard Chartered Bank joined as MLAs, Industrial and Commercial Bank of China Limited, London Branch joined as Lead Arranger, China Construction Bank Corporation, Johannesburg Branch joined as Arranger and Goldman Sachs International Bank, Morgan Stanley Bank AG and State Bank of India, Johannesburg joined as Participants.

EY acted as Sasol's independent financial advisor in the transaction.

18 April 2023
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 April 2023

By:    /sgd/M du Toit
Name:  M du Toit
Title:   Group Company Secretary